PMU News Release #05-09 TSX, AMEX Symbol PMU June 22, 2005

PACIFIC RIM DISCOVERS NEW GOLD AND COPPER SYSTEMS

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has discovered and staked three new green-fields epithermal gold systems and a new porphyry copper system as part of its grassroots project generation campaign focused on bonanza epithermal vein systems in Latin America.

The new Santa Rita project is a 48.6 square kilometer (4,860 hectare) Exploration License in central El Salvador recently applied for by Pacific Rim. Santa Rita, located roughly 8 km from the Company’s flagship El Dorado gold project, is an epithermal quartz-calcite vein system that was discovered as a result of reconnaissance-style sampling of float, sub-crop and outcrop. The results of this sampling program indicate the presence of high-grade gold at Santa Rita. Thirty percent of the 39 samples collected to date have assayed greater than 3 g/t gold and 10% assayed greater that 8 g/t gold. One sub-crop sample from a vein at least 0.5 meters wide assayed 36.3 g/t gold. The Santa Rita project provides excellent exploration blue sky within El Salvador that will both complement and benefit from the Company’s on-going El Dorado exploration.

In Region XI in southern Chile, Pacific Rim has staked two new properties totaling 81 square kilometers (8,100 hectares). The Carrera project (8 concessions totaling 2,300 hectares) and the Colina project (20 concessions totaling 5,800 hectares) occur within an epithermal gold belt that hosts Coeur d’Alene’s Cerro Bayo gold mine. Both properties expose the highest parts of an epithermal system, above the boiling zone within which bonanza gold grades normally occur. Pacific Rim discovered anomalous levels of gold mineralization in chalcedonic quartz stockwork veining, which led to the staking of these claims. The Carrera and Colina projects will be explored further by Pacific Rim in the coming months in preparation for drill targeting.

In Santa Cruz province, Argentina, Pacific Rim discovered a mineralized system believed to be a leached cap above a partially buried porphyry copper system and staked the 100 square kilometer (10,000 hectare) Rosalito project to encompass this discovery. Rosalito comprises iron oxide-stained, bleached rhyolite tuffs and volcaniclastics that surround a leached sulfide breccia. This porphyry copper-style alteration system occurs along the edge of a range front with adjacent alluvial-covered areas. A 0.5 -meter wide sulfide vein that crosscuts the breccia returned 9.57% zinc, 2.1% copper and 47 g/t silver. Porphyry copper systems are known to occur in the same geological environments as the epithermal gold systems Pacific Rim is seeking, and it is not uncommon to find one in the search for the other. As Pacific Rim is focused on epithermal gold systems, the Company plans to option or joint venture the Rosalito project to a suitable partner.

Due to a re-prioritization for exploration funding of its grassroots exploration projects, Pacific Rim has elected to terminate its option on the Aurora gold project and let lapse its claims on the Surefire gold project, both in Nevada.

“When charting the course for our low-cost gold strategy several years ago, we elected to spend a significant amount of our project generation efforts on grassroots reconnaissance,” explains Tom Shrake, CEO. “Our team understands the time and effort it takes to achieve success in green-fields exploration, but are dedicated to this strategic approach to future growth as quality, established projects for acquisition are both scarce and costly. Growth through science-based exploration is one of Pacific Rim’s core strengths and we intend to leverage this expertise to establish a pipeline of projects for the future as our high-grade El Dorado project heads toward the development phase.”

About Pacific Rim Mining Corp.

Pacific Rim is a growth-oriented, revenue-generating gold exploration company with operational and exploration assets in North, Central and South America, that is environmentally and socially responsible. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its

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projects, including the flagship El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a highly profitable, intermediate-level gold producer.

NI 43-101 Disclosure
The results presented herein have been verified by Mr. David Ernst, Chief Geologist, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
CEO

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the formal granting of some or all of the claims and concessions staked; the ability for the Company to option the Rosalito project; the results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.